EXCELLENCE

Adit Laixuthai, Ph.D.
First Senior Vice President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

RECEIVED

12g3-2(b) File No.82-4922

Ref No. CN. 014/2007

January 12, 2007

07020404

SUPPL

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai
Jan 12, 07

PROCESSED
JAN 1 9 2007
THOMSON FINANCIAL

ธนาคารกสิกรไทย
KASIKORNBANK

(F 53-5)

Reporting Form of the Exercise of Warrants to Purchase Ordinary Shares under the Employee Stock Option Plan (ESOP)
With an Exception of Employees who are Directors, Project: 1-3,
to
The Stock Exchange of Thailand

KASIKORNBANK PUBLIC COMPANY LIMITED

11 January 2007

1. **Significant Information on the Warrants to Purchase Ordinary Shares**

- Total amount being offered: 50,000,000 units, which can be divided into:
  Project 1: 18,500,000 Units
  Project 2: 5,000,000 Units
  Project 3: 26,500,000 Units

- Total amount being allocated: 45,519,980 units, which can be divided into:
  Project 1: 15,586,300 Units
  Project 2: 3,885,300 Units
  Project 3: 26,048,380 Units

- Par value: Baht 0 (zero Baht)

- Exercise price Projects 1-2: Baht 30.00 per share
  Project 3: Baht 27.82 per share

- Exercise ratio: One unit of warrant for the right to buy one ordinary share

- Exercise period: Projects 1-2 : up to the last business day of June and December
  Project 3: up to the last business day of March, June, September and December (where the exercise can take place starting from 30 December 2003, onwards)

- Maturity period: Project 1: 30 December 2005
  Project 2: 30 December 2006
  Project 3: 30 December 2007

- Current exercise date: 29 December 2006

- Payment date: 21-29 December 2006

2. Results of the Exercise of Warrants to Purchase Ordinary Shares

- There are 7,251 Thai nationals and 12 foreign national totaling 7,263 persons exercising their rights as follows.

Project 2:	615,920	shares
Project 3:	3,844,472	shares
Total warrants being exercised:	4,460,392	shares

- An outstanding of non-exercised warrants total 9,268,992 units, which can be divided into:

Project 2:	973,720	units
Project 3:	8,295,272	units
Total non-exercised warrants :	9,268,992	units

3. Proceeds received from the share offering

Total share price: 125,430,811.04 Baht

The Company hereby certifies that all information given in this form is all true and correct in every aspect.

(Signed)...Authorized Director
(Mr. Prasarn Trairatvorakul)
President